

November 9, 2021

Blake Sartini
Chairman of the Board and Chief Executive Officer
Golden Entertainment, Inc.
6595 S Jones Boulevard
Las Vegas, NV 89118

   Re: Golden Entertainment, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed March 12, 2021
    Form 10-Q for the Fiscal Quarter Ended September 30, 2021
    Filed November 5, 2021
    Response dated October 22, 2021
    File No. 000-24993

Dear Mr. Sartini:

  We have reviewed your October 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. We read your response to comment 1. Please disclose how the expense amounts presented on page 28 for Casinos, Distributed Gaming and Corporate and Other reconcile to their adjusted EBITDA amounts (discussed in Note 15 of your financial statements). In addition, explain why only a portion of the segment expenses included in adjusted EBITDA are presented on page 28 or revise your disclosures accordingly. As the total expenses line item on page 28 appears to represent total operating expenses, also retitle

the total operating expenses and total expenses line items to better reflect what they actually represent. Further, as Corporate and Other expenses significantly reduced adjusted EBITDA in each period presented, these amounts appear to be material to understanding the changes between periods in adjusted EBITDA. Please disclose the business reasons for changes between periods in each segment's adjusted EBITDA, as well as Corporate and Other adjusted EBITDA, and describe in greater detail the specific types of costs included in Corporate and Other adjusted EBITDA. In circumstances where there is more than one business reason for a material change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(b) of Regulation S-K. Please show us your revised disclosures.

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 51

2. Your response to comment 2 states that both you and the third-party business location hold an applicable gaming license under the participation agreements. Please tell us and disclose the specific type of gaming license that each party holds. Also, tell us and disclose the key difference(s) between the participation agreements and space lease agreements with revenue share provisions.

3. Please expand your response to comment 3 to describe how the gaming wagers are highly variable in a way that a proportional allocation does not faithfully depict the amount of consideration to which the entity expects to be entitled in exchange for the underlying goods or services.

Note 15 - Segment Information, page 74

4. We read your responses and revised disclosures related to comments 4 and 5. Please tell us in greater detail how you determined that each of your aggregated operating segments have similar regulatory environments and similar economic characteristics. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please also confirm that you will continue to provide the segment disclosures discussed in ASC 280-10-50-22(c) through (j), as applicable, without presenting a second measure of segment profit in the ASC 280 segment footnote.

Blake Sartini
Golden Entertainment, Inc.
November 9, 2021
Page 3

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2021</u>

<u>Consolidated Financial Statements</u>
<u>Note 10 - Segment Information, page 15</u>

5.   Please do not refer to your reportable segments as reportable operating segments here or elsewhere in your filings, since your reportable segments are different from your operating segments. Also, if total adjusted EBITDA is not the total segment measure presented for purposes of satisfying the reconciliation requirement in ASC 280-10-50-30(b), it appears to represent a non-GAAP measure. Please either:
(a) remove the newly-added subtotal called reportable segment adjusted EBITDA or
(b) tell us your basis for:
- presenting total adjusted EBITDA in your segment footnote,
- reconciling from net income (loss) to total adjusted EBITDA (rather than reportable segment adjusted EBITDA) and
- not including Corporate and Other amounts (broken out into smaller components) in a reconciliation from net income (loss) to reportable segment adjusted EBITDA. Refer to ASC 280-10-50-31.

        You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services